UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act Of 1934

FOR THE MONTH OF FEBRUARY 2011

COMMISSION FILE NUMBER: 001-33863

XINYUAN REAL ESTATE CO., LTD.

27/F, China Central Place, Tower II

79 Jianguo Road, Chaoyang District

Beijing 100025

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

Page
Incorporation by Reference	2
Signature	3
EX-99.1 Press Release of the Company, dated February 25, 2011, announcing fourth quarter results	1

INCORPORATION BY REFERENCE

This 6-K Report is hereby incorporated by reference into (1) the registration statement of Xinyuan Real Estate Co., Ltd. (the “Company”) on Form F-3 (Registration Number 333-160518) and into the prospectus related thereto, (2) the registration statement of the Company on Form F-3 (Registration Number 333-166389) and into the prospectus related thereto, (3) the registration statement of the Company on Form S-8 (Registration Number 333-152637), and (4) any outstanding prospectus, offering circular or similar document issued or authorized by the Company that incorporates by reference any of Company’s reports on Form 6-K that are incorporated into its registration statements filed with the Securities and Exchange Commission, and this 6-K Report shall be deemed a part of each such document from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished by the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

XINYUAN REAL ESTATE CO., LTD.

By:	/s/ Thomas Gurnee
Name:	Thomas Gurnee
Title:	Chief Financial Officer

Date: February 25, 2011

EXHIBIT INDEX

Exhibit Number	Description

99.1	Press Release of the Company, dated February 25, 2011, announcing fourth quarter results

XINYUAN REAL ESTATE CO., LTD. ANNOUNCES FOURTH QUARTER AND

2010 FULL YEAR FINANCIAL RESULTS

GFA Sold, Contract Sales, Revenue and Net Income for the Fourth Quarter of 2010 and the

Full Year of 2010 All Exceeded the High End of the Company’s Guidance

BEIJING, China, February 25, 2011 – Xinyuan Real Estate Co., Ltd. (“Xinyuan” or “the Company”) (NYSE: XIN), a residential real estate developer with a focus on high growth, strategic Tier II cities in China, today announced its unaudited financial results for the fourth quarter and full year ended December 31, 2010.

Highlights for the Fourth Quarter 2010

•	Total revenues were US$137.2 million, a 27.5% increase over US$107.6 million in the third quarter of 2010 and 5.5% above the high end of Company guidance range.

•	Contract sales totaled US$194.1 million, a 28.5% increase over US$151.0 million in the third quarter of 2010 and 29.4% above the high end of Company guidance range.

•	Total gross floor area (“GFA”) sales were 173,200 square meters, 26.0% increase over 137,500 square meters in the third quarter of 2010 and 23.7% above the high end of Company guidance range.

•	Selling, General, and Administrative (“SG&A”) expenses as a percent of total revenue continued to decline to 6.7% compared to 6.9% in the third quarter of 2010.

•	Net income was US$21.6 million, a 170.0% increase over US$8.0 million in the third quarter of 2010 and 35.0% over the high end of the Company guidance range.

•

Diluted net earnings per share attributable to ordinary shareholders was US$0.14 equivalent to US$0.28 per American Depositary Share (“ADS”), compared to diluted net earnings per share of US$0.05 equivalent to US$0.10 per ADS in the third quarter of 2010.

•

Cash and cash equivalents, including restricted cash, increased by US$32.1 million to US$295.6 million as of December 31, 2010 from US$263.5 million as of September 30, 2010. Short and long term debt decreased by US$46.4 million to US$295.9 million compared to US$342.3 million as of September 30, 2010.

•

The Company’s wholly owned subsidiary, Henan Xinyuan Real Estate Co., Ltd. (“Xinyuan China”) completed the purchase of the remaining 55% equity interest in Zhengzhou Jiantou Xinyuan Real Estate Co. Ltd. (“Jiantou Xinyuan”) in November 2010.

“We are pleased to report our best quarter of 2010 with GFA sold, contract sales, revenue, and net income all exceeding our guidance. Gross profit and operating income both set new quarter records despite more rounds of government real estate policy tightening issued in September 2010 and January 2011. Our three major projects introduced in 2010 in Zhengzhou, Xuzhou and Chengdu have switched into full gear and contributed approximately 80% of GFA sold in the fourth quarter. Average selling price (“ASP”) of all the seven current active projects increased in the range of 1.3% to 8.0%. We also completed the share transfer of Jiantou Xinyuan in November which added approximately 200,000 square meters of sellable GFA to our land bank.” said Mr. Yong Zhang, Xinyuan’s Chairman and Chief Executive Officer.

“Though the repeated changes to government real estate policies continue to introduce uncertainties, we believe we will not be heavily impacted by the tightening since the majority of our customers are home occupiers in second tier cities and they have demonstrated that they have learned to cope with the policies. We continue to focus on affordable developments targeting homeowners in Tier II and Tier III cities, where speculation and price growth have been lower than larger cities and urbanization and migration patterns remain strong. We have a well-diversified project pipeline for 2011 and beyond as all 12 projects will be concurrently active in the second half of 2011.”

Fourth Quarter 2010 Financial Results

Contract Sales

Contract sales totaled US$194.1 million in the fourth quarter compared to US$151.0 million in the third quarter as the average selling price per square meter sold increased by 1.4% reaching RMB7,584 (US$1,120) versus RMB7,480 (US$1,099) in the third quarter of 2010. The Company’s GFA sales were 173,200 square meters in the fourth quarter of 2010 versus 137,500 square meters in the third quarter of 2010 and 239,900 square meters in the fourth quarter of 2009.

The sequential contract sales growth was driven primarily by the strong sales of Chengdu Splendid II and Xuzhou Colorful Garden. Overall composite ASP drifted slightly higher than the third quarter of 2010. The Company has not lowered the price of any category of apartment in any project.

By project, sequential contract sales and ASP increased by 265.5% and 8.0% respectively at Chengdu Splendid II; 26.7% and 6.6% respectively at Xuzhou Colorful Garden. Average selling price for Zhengzhou Modern City also experienced a 5.0% sequential increase as the Company maintained stable GFA sold to ensure healthy and solid profit on this project.

Breakdown of GFA Sales and ASP’s by Project

	Q4 2009		Q2 2010		Q3 2010		Q4 2010		Unsold
	GFA	ASP	GFA	ASP	GFA	ASP	GFA	ASP	GFA
Project	(m2 000)	(Rmb)	(m2 000)	(Rmb)	(m2 000)	(m2 000)	(m2 000)	(Rmb)	(m2 000)
Chengdu Splendid I	54.3	5,482	4.6	5,699	8.6	4,788	6.6	5,001	46.6
Chengdu Splendid II			18.2	6,053	15.9	6,184	53.8	6,680	131.6
Zhengzhou Colorful Garden	17.0	6,571	11.4	8,130	11.1	7,929	5.9	8,533	8.7
Zhengzhou Modern City			22.0	7,167	58.0	7,216	54.1	7,575	122.8
Kunshan Intl City Garden	111.3	7,024	24.0	8,446	8.4	9,297	11.8	9,422	149.5
Suzhou Intl City Garden	23.5	9,397	5.6	11,340	9.9	12,298	6.7	13,087	105.4
Xuzhou Colorful Garden					24.5	6,811	29.1	7,263	48.5
Others	33.8	6,670	0.4	19,584	1.1	14,182	5.2	9,756	7.6

Total	239.9	6,826	86.2	7,683	137.5	7,480	173.2	7,584	620.7

Revenue under the Percentage of Completion Method

For the quarter ended December 31, 2010, the Company’s total revenue using the percentage of completion method was US$137.2 million compared to US$107.6 million in the quarter ended September 30, 2010 and US$189.1 million in the fourth quarter of 2009.

In the fourth quarter of 2010, the Company recognized sales reversals of US$26.9 million related to sales contracts for Kunshan International City Garden raising the cumulative year-to-date total of sales reversals for that project to US$42.8 million related to 348 apartments. As of December 31, 2010, we had received just six formal deposit refund requests. During the fourth quarter of 2010, it has become clear that many of our contracted buyers will not be able to secure mortgages at terms and amounts foreseen at the time of contract execution. The ASP for these signed but open contracts is approximately RMB8,200 per square meter, and by December 31 2010, the ASP for the Kunshan project has exceeded RMB9,500 per square meter. Many buyers may choose to execute their existing contracts due to the price advantage and due to the projected delivery time approaching this year. However, it is not certain that each of these contracts will result in an ultimate sale due to the uncertainty of executing mortgages before the actual delivery. Thus, the Company has taken the position that contracts that are not clearly executable under prevailing government policies shall not be recognized as revenue under the percentage of completion method. The reversals, which represent 12.0% of all project-to-date contract sales for Kunshan, reduced revenue by US$20.7 million in the fourth quarter of 2010 and year-to-date by US$31.5 million under the percentage of completion method. In all of other projects throughout China, where over 90% of buyers are owner occupiers, there is no significant mortgage availability problem and, thus, no reversal has been recorded.

Gross Profit

Gross profit for the fourth quarter of 2010 was US$41.4 million, or 30.2% of revenue, compared to gross profit of US$29.3 million, or 27.2% of revenue, in the third quarter of 2010 and a gross profit of US$41.2 million, or 21.8% of revenue, in the fourth quarter of 2009.

The Company revised total project cost and sales estimates for certain projects resulting in US$7.8 million of cumulative gross profit being recognized in the fourth quarter of 2010 under the percentage of completion method. In the third quarter of 2010 a similar revision had a US$2.9 million favorable impact on gross profit. The fourth quarter benefit was driven by several projects, the largest impact being Zhengzhou Modern City and Suzhou International City Garden. Modern City, a project which is 46.7% sold and 48.5% complete, received a US$5.5 million government cost subsidy in the fourth quarter which lowered total project cost estimates accordingly. In addition, total project sales estimates for Modern City were increased by $19.8 million on higher than expected demand and ASP’s. The net cumulative gross margin impact for Modern City totaled US$4.4 million in the fourth quarter of 2010 under the percentage of completion method. Suzhou International City Garden, a project which is 45.9% sold and 86.6% complete, recorded a US$1.9 million gross profit change as our revised total project sales estimates reflected higher sustained ASP’s despite our earlier expectation of some pricing softness.

Selling, General, and Administrative Expenses

SG&A expenses were US$9.1 million for the fourth quarter of 2010 compared to US$7.5 million for the third quarter of 2010 and US$12.6 million for the fourth quarter of 2009. The increase compared to the third quarter of 2010 was mainly due to sales commission to our agencies and bonuses to operating personnel as their performance exceeded the Company’s targets. As a percentage of total revenue, SG&A expenses for the fourth quarter of 2010 were 6.7% compared to 6.9% in the third quarter of 2010 and 6.7% in the fourth quarter of 2009.

Share of Income from an Equity Investee and the Completion of Jiantou Xinyuan Joint Venture Share Transfer

In November, 2010, the Company’s wholly owned subsidiary, Xinyuan China, finalized the purchase of the remaining 55% equity interest in Jiantou Xinyuan, the Company’s formerly-45%-owned equity investee, making the Company the sole owner. As part of the purchase of Jiantou Xinyuan, the Company recognized a gain on the remeasurement of our previously held 45% interest in Jiantou Xinyuan amounting to US$2.4 million.

In the fourth quarter of 2010, the Company recognized a loss of US$1.1 million from its 45% stake in Jiantou Xinyuan for the month ended October 31, 2010 before the completion of the purchase.

Net Income

Net income for the fourth quarter of 2010 was US$21.6 million compared to US$8.0 million in the third quarter of 2010 and a net income of US$25.4 million for the same period in 2009. Diluted earnings per share for the fourth quarter of 2010 was US$0.14, equivalent to US$0.28 per ADS, compared to US$0.05, equivalent to US$0.10 per ADS, in the third quarter of 2010 and diluted earnings per share of US$0.16 per share, equivalent to US$0.32 per ADS for the same period in 2009.

Financial Results for the Full Year 2010

For the year ended December 31, 2010, total revenues were US$450.0 million compared to US$449.0 million in 2009. GFA sales were 523,800 square meters versus 600,000 square meters in 2009. Contract sales totaled US$588.3 million compared to US$536.5 million in 2009.

Gross profit was US$115.5 million, or 25.7% of revenue, for fiscal year 2010 compared to a gross profit of US$89.2 million, or of 19.9% of revenue, for fiscal year 2009. The increase of the gross profit for fiscal year 2010 was mainly attributed to the start up of the higher profit margin of Zhengzhou Modern City project in addition to ASP increases for all of our active projects.

SG&A expenses were US$32.9 million, or 7.3% of revenue, compared to US$33.7 million, or 7.5% of revenue in 2009. The year-over-year decrease is attributable primarily to the full year impact of a reduction of our in-house sales force as we outsourced the sales function to agencies during 2009.

Net income was US$51.1 million for fiscal year 2010, versus net income of US$42.4 million for fiscal year 2009. Diluted earnings per share were US$0.33, equivalent to US$0.66 per ADS in fiscal year 2010 compared to US$0.26, equivalent to US$0.52 per ADS in fiscal year 2009.

Balance Sheet

As of December 31, 2010, the Company reported US$295.6 million in cash and cash equivalents (including restricted cash) compared to US$263.5 million as of September 30, 2010. Total debt outstanding was US$295.9 million, a decrease of US$46.4 million compared to US$342.3 million at the end of the third quarter of 2010. Real estate property under development was US$710.6 million as of December 31, 2010 compared to US$646.9 million as of September 30, 2010 and US$560.6 million as of December 31, 2009.

Project Status

Below is a summary table of projects that are active in 2010.

	GFA		Contract Sales			Project Cost % Complete
	(m2 000’s)		(US$ millions)
Project	Total Project	Sold to date	Total Project	Sales to date	% Sold
Chengdu Splendid I	230.9	184.3	176.3	136.5	77.4%	92.8%
Chengdu Splendid II	219.5	87.9	212.1	83.8	39.5%	65.9%
Zhengzhou Colorful Garden	191.9	183.2	187.9	175.2	93.2%	99.0%
Zhengzhou Modern City	256.9	134.1	312.1	145.6	46.7%	48.5%
Kunshan Intl City Garden	497.0	347.5	532.2	356.0	66.9%	77.9%
Suzhou Intl City Garden	205.6	100.2	301.3	138.5	45.9%	86.6%
Xuzhou Colorful Garden	102.1	53.6	105.2	55.9	53.2%	61.2%
Others remaining GFA	7.6	—	—	—	—	—

Total active projects	1,711.5	1,090.8	1,827.1	1,091.5	59.7%	77.4%

As of December 31, 2010, the Company’s total sellable GFA was approximately 1,733,600 square meters for active projects and pre-revenue stage projects, including Jiantou Xinyuan Zhengzhou Yipinxiangshan II of 199,800 square meters. Below is a summary of all projects at Xinyuan that are in the planning stage:

	Unsold GFA (m2 000)	First Pre sales Scheduled

Zhengzhou Royal Palace	134.2	Q2 2011
Zhengzhou Century East A	77.8	Q2 2011
Zhengzhou Century East B	174.1	Q2 2011
Jinan Splendid	527.0	Q2 2011
Zhengzhou Yipinxiangshan II	199.8	Q2 2011

Total Xinyuan projects in planning	1,112.9

Total active projects	620.7
Total Xinyuan projects	1,733.6

2011 Outlook

After a strong fourth quarter of 2010, GFA sales are expected to experience a sharp seasonal sequential decrease to approximately 95,000 square meters due to the Chinese Traditional New Year in the first quarter of 2011. Contract sales are expected to reach approximately US$115 million with average selling prices advancing selectively in first quarter of 2011.

First quarter 2011 revenue using the percentage of completion method is expected to total around US$120 million and net income is expected to be around US$13 million.

For the year the Company believes that with 12 concurrent active projects from the second quarter onwards it will achieve contract sales growth of more than 20% reaching approximately US$710 million in 2011 over 2010’s total of US$588.3 million. Revenue under the percentage of completion method is expected to grow by 40% reaching approximately US$650 million for the year, as accelerated construction spending and higher percent completions will lead to higher revenue recognition under the percentage of completion method of accounting. Net income is expected to grow more than 45% reaching approximately US$75 million as gross margin improves year-on-year and operating expenses grow less than revenue.

Percentage of Completion Accounting

Xinyuan’s projects recognize revenue under the percentage of completion method. This requires the Company to re-evaluate its estimates of future revenues and costs on a quarterly basis project by project.

Cumulative revenue= Cumulative contract sales proceeds x Cumulative incurred cost

Total estimated project cost

Cumulative cost of sales= Cumulative contract sales x Cumulative incurred cost

Total estimated project revenue

Whenever Xinyuan makes changes to expected total project life profit margins, a “catch-up” adjustment must be made in the quarter of change to account for the difference between profits previously recognized using the previous profit margin estimate and the comparable profit using the new profit margin estimates. Further, if the updated profit margin indicates that the Company will have to sell units at a price less than its costs to develop them, it must recognize the full expected gross loss over the life of the project at that time regardless of whether the units have been sold. Additionally for such unprofitable projects the Company must also determine whether an impairment exists, and, if so, write down the cost to the fair value of the project which, in turn, may be less than the basis after recognizing the effect of future losses.

Conference Call Information

Xinyuan’s management will host an earnings conference call on February 25, 2011 at 8:30 a.m. U.S. Eastern Time. Listeners may access the call by dialing 1-719-457-2731. A webcast will also be available through the Company’s investor relations website at http://www.xyre.com . Listeners may access the replay by dialing 1-858-384-5517, access code: 8927066.

About Xinyuan Real Estate Co., Ltd.

Xinyuan Real Estate Co., Ltd. (“Xinyuan”) (NYSE: XIN) is a developer of large scale, high quality residential real estate projects aimed at providing middle-income consumers with a comfortable and convenient community lifestyle. Xinyuan focuses on China’s Tier II cities, characterized as larger, more developed urban areas with above average GDP and population growth rates. Xinyuan has expanded its network to cover a total population of over 44.7 million people in seven strategically selected Tier II cities, comprising Hefei, Jinan, Kunshan, Suzhou, Zhengzhou, Xuzhou and Chengdu. Xinyuan is the first real estate developer from China to be listed on the New York Stock Exchange. For more information, please visit http://www.xyre.com.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Statements that are not historical facts, including statements concerning our beliefs, forecasts, estimates and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including, but not limited to, the risk that: our financing costs are subject to changes in interest rates; our results of operations may fluctuate from period to period; the recognition of our real estate revenue and costs relies on our estimation of total project sales value and costs; we may be unable to acquire desired development sales at commercially reasonable costs; increases in the price of raw materials may increase our cost of sales and reduce our earnings; we are heavily dependent on the performance of the residential property market in China, which is at a relatively early development stage; PRC economic, political and social conditions as well as government policies can affect our business; the market price of our ADSs may be volatile, and other risks outlined in our public filings with the Securities and Exchange Commission, including our annual report on Form 20-F(as amended) for the year ended December 31, 2009. All information provided in this press release is as of February 25, 2011. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

Notes to Unaudited Financial Information

This release contains unaudited financial information which is subject to year end audit adjustments. Adjustments to the financial statements may be identified when the audit work is completed, which could result in significant differences between our audited financial statements and this unaudited financial information.

For more information, please contact:

In China:

Mr. Tom Gurnee

Chief Financial Officer

Tel: +86 (10) 8588-9390

Email: tom.gurnee@xyre.com

Ms. Helen Zhang

Director of Investor Relations

Tel: +86 (10) 8588-9255

Email: yuan.z@xyre.com

In the United States:

Mr. Bill Zima

ICR, Inc.

Tel: +1 (203) 682-8200

Email: Bill.zima@icrinc.com

Ms. Kate Messmer

ICR, Inc.

Tel: +1 (203) 682-8338

Email: kate.messmer@icrinc.com

(Financial Tables on Following Pages)

XINYUAN REAL ESTATE CO., LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(All US$ amounts and number of shares data in thousands, except per share data)

	Three months ended
	December 31, 2010	September 30, 2010	December 31, 2009
	(unaudited)	(unaudited)	(unaudited)

Revenue	137,191	107,583	189,098

Cost of revenue	(95,806)	(78,317)	(147,866)

Gross profit	41,385	29,266	41,232

Selling and distribution expenses	(3,328)	(2,471)	(5,291)
General and administrative expenses	(5,817)	(4,986)	(7,286)

Operating income	32,240	21,809	28,655

Interest income	665	377	967
Share of income from an equity investee	1,273	667	1,979
Exchange gains	1	152	22
Change in fair value of warrant liabilities	—	—	443

Income from operations before income taxes	34,179	23,005	32,066

Income taxes	(12,572)	(15,007)	(6,660)

Consolidated net income	21,607	7,998	25,406

Less: net loss attributable to non-controlling interest	(18)	—	—

Net income attributable to shareholders	21,625	7,998	25,406

Earnings per share:
Basic	0.14	0.05	0.17
Diluted	0.14	0.05	0.16

Shares used in computation:
Basic	153,186	153,173	151,444
Diluted	153,280	153,248	161,074

XINYUAN REAL ESTATE CO., LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(All US$ amounts and number of shares data in thousands, except per share data)

	Twelve months ended
	December 31, 2010	December 31, 2009
	(unaudited)	(audited)

Revenue	449,972	448,984

Cost of revenue	(334,453)	(359,739)

Gross profit	115,519	89,245

Selling and distribution expenses	(10,724)	(11,443)
General and administrative expenses	(22,208)	(22,214)

Operating income	82,587	55,588

Interest income	2,246	2,388
Share of income in an equity investee	2,579	4,402
Exchange gains	202	80
Other expense	—	(383)
Change in fair value of warrant liabilities	842	170

Income from operations before income taxes	88,456	62,245

Income taxes	(37,333)	(19,825)

Consolidated net income	51,123	42,420

Less: net loss attributable to non-controlling interest	(18)	—

Net income attributable to shareholders	51,141	42,420

Earnings per share:
Basic	0.34	0.28
Diluted	0.33	0.26

Shares used in computation:
Basic	152,578	151,253
Diluted	155,397	160,871

XINYUAN REAL ESTATE CO., LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

(All US$ amounts and number of shares data in thousands)

	December 31, 2010	September 30, 2010	December 31, 2009
	(unaudited)	(unaudited)	(audited)
ASSETS
Current assets
Cash and cash equivalents	213,326	187,774	157,800
Restricted cash	82,305	75,750	40,240
Accounts receivable	3,511	4,700	9,216
Other receivables	6,462	36,228	32,036
Other deposits and prepayments	34,790	34,876	25,322
Advances to suppliers	21,933	17,589	20,425
Real estate property development completed	1,470	6,722	1,307
Real estate property under development	710,585	646,909	560,591
Other current assets	663	1,653	2,420

Total current assets	1,075,045	1,012,201	849,357

Real estate properties held for lease, net	19,876	16,094	17,277
Property and equipment, net	2,687	5,657	4,703
Other long-term investment	242	242	242
Interests in an equity investee	—	2,279	868
Deferred tax asset	1,925	4,260	4,593
Other assets	4,190	4,607	4,743

TOTAL ASSETS	1,103,965	1,045,340	881,783

XINYUAN REAL ESTATE CO., LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

(All US$ amounts and number of shares data in thousands)

	December 31, 2010	September 30, 2010	December 31, 2009
	(unaudited)	(unaudited)	(audited)
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	150,670	115,024	97,115
Short-term bank loans	108,566	123,910	94,662
Customer deposits	22,789	13,422	10,852
Income tax payable	39,681	12,423	11,224
Deferred tax liabilities	19,945	21,777	13,185
Other payables and accrued liabilities	39,162	34,737	33,507
Payroll and welfare payable	4,539	3,106	4,316
Current portion of long-term debt	—	—	104,239

Total current liabilities	385,352	324,399	369,100

Long-term bank loans	148,277	178,007	53,015
Unrecognized tax benefits	13,153	12,999	12,757
Other long-term debt	39,018	40,338	—
TOTAL LIABILITIES	585,800	555,743	434,872

Shareholders’ equity
Common shares	15	15	15
Additional paid-in capital	507,973	507,383	503,021
Accumulated deficit	(17,749)	(42,236)	(80,560)
Statutory reserves	27,559	24,435	24,435
Total Xinyuan Real Estate Co., LTD shareholders’ equity	517,798	489,597	446,911

Non-controlling Interest	367	—	—

TOTAL EQUITY	518,165	489,597	446,911

TOTAL LIABILITIES AND EQUITY	1,103,965	1,045,340	881,783